

September 6, 2024

Bret A. Conklin
Executive Vice President and Chief Financial Officer
Horace Mann Educators Corporation
1 Horace Mann Plaza
Springfield, IL 62715-0001

> **Re: Horace Mann Educators Corporation**
> **Form 10-K For the Fiscal Year Ended December 31, 2023**
> **File No. 001-10890**

Dear Bret A. Conklin:

   We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

   Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

   After reviewing your response to this letter, we may have additional comments.

Form 10-K For the Fiscal Year Ended December 31, 2023
Consolidated Statements of Operations and Comprehensive Income (Loss), page 73

1.   Please represent to us that, in future filings, you will revise your presentation to provide either the separate line item or parenthetical disclosure associated with the various remeasurement gains/losses as stipulated in ASC 944-40-45-1, 45-2 and 45-4.

Notes to Consolidated Financial Statements
Note 1 - Basis of Presentation and Significant Accounting Policies
Short-Duration Insurance Contracts, page 84

2.   Please represent to us that, in future filings, you will revise your policy note to disclose your policy for premium deficiency testing and specifically indicate whether you consider anticipated investment income in the test as required by ASC 944-60-50-1. Otherwise tell us where you made this disclosure in your financial statements.

Note 6 - Long-Duration Insurance Contracts
Liability for Future Policy Benefits, page 117

3.   We note from your gross premiums or assessments table on page 121 that in 2023 and 2022 the supplemental health line represents approximately half of your premium/assessment revenue depicted in the table and in your rollforwards of the liability for future policy benefits and, in each case, over 40% of premiums and contract charges earned in the Supplemental & Group Benefits segment. Please represent to us that, in future filings, in addition to the mortality and lapse actual versus expected experience information provided on page 122 for your life products, you will provide the actual versus expected morbidity and lapse experience information for your supplemental health products as required by ASC 944-40-50-6b2.

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Bonnie Baynes at 202-551-4924 or Mark Brunhofer at 202-551-3638 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Crypto Assets

cc: Donald Carley